Naked Brand Group Limited Announces Agreement with CVS Health and Launches Heidi Klum Intimates Solutions Line to Over 4,000 CVS Locations Across the United States

Essential Wardrobe and Red-Carpet-Ready Products Now Available In-Store and Online Marking the Current Largest Retail Footprint for Naked Brand Group Limited

SYDNEY – July 31, 2018 - Naked Brand Group Limited (NASDAQ: NAKD), a global leader in intimate apparel and swimwear (the “Company” or “Naked”), has announced an agreement between its wholly-owned subsidiary Bendon Limited (“Bendon”) and CVS Health (NYSE: CVS), a leading pharmacy innovation company helping people on their path to better health. Under the terms of the agreement, Bendon’s master licensed Heidi Klum Intimates Solutions line has been featured in over 4,000 CVS locations across the United States.

The Heidi Klum Intimates Solutions line features an array of over 20 essential wardrobe and red-carpet-ready products from dressing tape and converters to strapless, backless stick on silicone bras. The brand sets a new standard in the category by fusing the fashion and cosmetics industries with a fresh and modern approach to brand positioning and packaging. The line is carried in the cosmetics department, which typically see the highest foot traffic of any department within a CVS Health location and represents the largest single retail footprint of any Naked Brand Group Limited licensed or wholly-owned brand. According to a 2018 report by Statista, retail sales value of the women’s accessories market in the U.S. totaled $31.9 billion in 2017.

Heidi Klum’s credentials as host and executive producer of Project Runway and Germany’s Next Top Model, in addition to an illustrious career as a supermodel and red carpet regular, provides her with unrivaled experience to enter the Solutions category.

“We are pleased to have launched a long-term strategic partnership with CVS Health, which has placed our high-margin Heidi Klum Intimates Solutions line in over 4,000 retail locations across the United States,” stated Justin Davis-Rice, Chief Executive Officer of Naked Brand Group Limited. “This move greatly diversifies not only our distribution base, but our product offering as well, providing the Heidi Klum Intimates line representation outside of lingerie, but in a complimentary category. In the first year, we expect significant retail sales from this relationship with a gross margin profile much higher than our traditional product lines. We look forward to further developing our commercial relationship with CVS Health to include other brands and products across our diversified portfolio,” concluded Mr. Davis-Rice.

About Heidi Klum Intimates Solutions

Heidi Klum Intimates Solutions features an array of essential wardrobe and red-carpet-ready products from dressing tape and lingerie washbags to strapless, backless stick on silicone bras. The brand sets a new standard in the category by fusing the fashion and cosmetics industries with a fresh and modern approach to brand positioning and packaging. Klum’s credentials as host and executive producer of Project Runway and Germany’s Next Top Model, in addition to an illustrious career as a supermodel and red carpet regular provides her with unrivalled experience to enter the Solutions category. The Heidi Klum Solutions collection includes Dressing Tape, Hemming Tape, Disposable Covers, Silicone Gel Covers, Wing Bra, Deep Plunge Bra, Low Back Converter, Bra Converting Clip, Adhesive Silicone Bra, Push up Pads, Clear Straps and a Lingerie Wash Bag. Shop Heidi Klum Solutions here.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 11 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Naked, Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State, Heidi Klum Intimates, Heidi Klum Man, Heidi Klum Swim. Naked Brand Group Limited products are available in 44 countries worldwide through 6,000 retail doors, a growing network of E-commerce sites and 61 company-owned Bendon retail and outlet stores in Australia and New Zealand. Brands are distributed through premier department stores, specialty stores, independent boutiques and third-party e-commerce sites globally, including Macy’s, Nordstrom, Saks Fifth Avenue, Harrods, Selfridges, Amazon and asos among others. For more information please visit www.nakedbrands.com.

Investor Contact:

Joel Primus

Naked Brand Group Limited

joel@thenakedshop.com

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as “may,” “believe,” “anticipate,” “could,” “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions. Examples of forward-looking statements include, among other things, statements regarding future financial performance, future growth in our business, trends in our industry, product innovation and operational expansion. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: our ability to integrate the operations of Bendon Limited and Naked Brand Group Inc.; the risk that the projected value creation and efficiencies from the transaction with Bendon Limited and Naked Brand Group Inc. will not be realized; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares may not develop; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended January 31, 2018. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.